April 14, 2008

To:	Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Commercial E-Waste Management, Inc.
Pre-effective Amendments 2 and 3 to Registration Statement on Form S-1
Filed March 24 and 31, 2008
File No.: 333-147193

Dear Mr. Kelly:

The following are the company’s responses and revisions to its filing pursuant to your letter dated April 3, 2008:

Registration Statement’s Facing Page

1.

Revised disclosure in footnote (2) to the calculation of registration fee table states that “the offering price was determined by the price shareholders were sold to our shareholders in a private placement memorandum.”  We assume that the first reference to “shareholders” rather than to “shares” is inadvertent.  Please revise.

The first reference to “shareholders” rather than to “shares” was inadvertent and has been revised, accordingly.

2.

Revised disclosure in footnote (2) to the calculation of registration fee table states that the price of $0.05 is a fixed price at which the selling securityholders “may” sell their shares until a trading market for Commercial E-Waste Management’s common stock develop.  Replace the word “may” with the word “will”.

Footnote 2 to the table has been revised to replace the work “may” with “will.”

The Company, page 4

3.

Based on the response to prior comment 5, clarify in the third paragraph that two of the four commission-based salespersons are officers of Commercial E-Waste Management.

The disclosure has been revised to reference that two of the four commission-based salespersons are officers of the Registrant, as follows:

3.  Contracted four commission-based salespersons, two of whom are our officers.

Selling Security Holders, page 11

4.

We note that footnote (1) to the table has been removed from the column “Number of Shares Owned before the Offering” to after the column “Percentage of Shares Owned after the Offering”.  Further, it is unclear to what in the table footnote (2) relates.  Formerly, footnote (2) was related to the column “Percentage of Shares Owned after the Offering”.  Please revise.

The table of selling security holders has been revised to place footnote 1 to the table after the column “Number of Shares Owned before the Offering,” and to place footnote 2 to the table after the column “Percentage of Shares Owned after the Offering.”

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Description of Securities, page 14

5.

Rather than providing the disclosures required by Item 202 of Regulation S-B, this revised section largely repeats disclosures contained in the plan of distribution section.  Please revise the description of securities section to include the disclosures required by Item 202 of Regulation S-B.

The registration statement has been revised to read, as follows:

Commercial E-Waste Management, Inc.’s authorized capital stock consists of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, with each class having a $0.001 par value per share.

The holders of our common stock:

1.

Have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors;

2.

Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

3.

Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

4.

Are entitled to one vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non assessable.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These heightened disclosure requirements may have the effect of reducing the number of broker/dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

We have no current plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.  The Board of Directors is authorized to (i) provide for the issuance of shares of the authorized preferred stock in series and (ii) by filing a certificate pursuant to the law of Nevada, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, all without any further vote or action by the stockholders.  Any shares of issued preferred stock would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

Note 7 – Related party transactions, page 33; Operating Expenses, page 34

6.

Disclosure in note 7 that Commercial E-Waste Management paid $11,815 to related parties for services appears inconsistent with disclosure under operating expenses that Commercial E-Waste Management paid $11,815 in general and administrative expense to related parties.  Please reconcile the disclosures.  Additionally, if the $11,815 was for services, tell us why the $11,815 is not reflected in the summary compensation table on page 38.

The disclosure in the Management’s Discussion and Analysis section on page 34, under the heading “Operating Expenses,” has been revised to clarify the amount paid to related parties for services rendered, as follows:

General and administrative expenses mainly consist of office expenditures and accounting and legal fees.  Since our inception to December 31, 2007, we spent $133,164 in general and administrative expenses.  During such period from our inception to December 31, 2007, 40% of general and administrative expenses can be attributed to rent expense in the amount of $53,600.  Additionally, during the year ended December 31, 2007, we paid a total of $11,815 to related parties for services rendered.

The Summary Compensation table, on page 38, has been revised to incorporate footnotes to better describe the components of “All of Other Compensation.”  Please note that other compensation paid to Brenda Pfeifer has been revised upwards from $8,461 to $8,462 due to rounding.  Additionally, other compensation paid to Eugene Pfeifer has been revised upwards from $13,309 to $16,334 to include amounts paid to Mr. Pfeifer for services rendered previously unaccounted for in this table.  The full disclosure, as amended, is as follows:

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- Qualified Deferred Compen- Sation Earnings ($)	All Other Compen- sation ($)	Total ($)

Brenda Pfeifer	2007	0	0	10,000	0	0	0	8,462 (1)	18,462
CEO and President

Eugene Pfeifer	2007	0	0	0	0	0	0	16,334 (2)	16,334
Secretary and
Treasurer

Notes:

1.

Total other compensation paid to Brenda Pfeifer was $8,462, of which $7,750 was paid for services rendered by a related party and $712 of which was paid as sales commissions.

2.

Total other compensation paid to Eugene Pfeifer was $16,334, of which $3,025 was paid for services rendered by a related party and $13,309 of which was paid as sales commissions.

Note 9 – Subsequent Events, page 33; Operating Expenses, page 34

7.

Revised disclosure states that the $25,000 loan which was payable on or before February 2, 2008 is past due and that Commercial E-Waste Management is in negotiations to extend the due date.  As appropriate, continue to update the disclosure.  Additionally, advise what consideration Commercial E-Waste Management has given to risk factor disclosure of the delinquent status of the loan.

The registration statement has been revised to include the following risk factor disclosure on page 7:

We may not generate a sufficient amount of cash to service our indebtedness and alternatives to service our indebtedness may not be effective.

We are currently delinquent on a note payable and are negotiating to extend the due date.  Our ability to repay our indebtedness will depend on our ability to generate cash flow from operations, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate enough cash flows from operations.  If we do not have enough cash to service our debt, meet other obligations and fund other liquidity needs, we may be required to take actions such as reducing or delaying capital expenditures, restructuring or refinancing all or part of our existing debt or seeking additional equity capital.  We cannot assure you that any of these alternatives will be effective, including that any refinancing or restructuring would be available on commercially reasonable terms, or at all.  In addition, the terms of existing or future debt agreements may restrict us from adopting these alternatives.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Directors, Executive Officers, Promoters and Control Persons, page 36

7.

Note 1 to the table states that Commercial E-Waste Management’s sole director will hold office until the next annual meeting which will be held in January 2008.  As appropriate, update the disclosure.

The registration statement has been revised to disclose that the officers and directors will serve until the next annual meeting of shareholders in January 2009.

Background of Directors, Executive Officers Promoters and Control Person, page 37

8.

Revise Mr. Eugene Pfeifer’s biographical paragraph to describe briefly his business experience from 2002 to January 2007 as required by Item 401(a)(4) of Regulation S-B.

Mr. Pfeifer’s biographical paragraph has been revised to clarify that he has been retired from 2002-2007 and was not employed during that period until joining the Registrant’s business.

Eugene Pfeifer, Secretary and Treasurer:  Mr. Pfeifer is has been retied from 2002-2007.  In 2002 he sold his business where he had been the president.  The company, Diamond Green Building Maintenance, Inc., was founded by Mr. Pfeifer in 1986, it provided daily janitorial and construction cleanup services to commercial accounts.  Since 1969 Mr. Pfeifer has started two other companies.  From 1969 to 1982, he was president of Pfeifer’s Janitorial Services, Inc., a 50+ employee company providing janitorial, landscaping, and snow removal services to 32 businesses throughout the Twin Cities metropolitan area.  From 1982 to 1986, Mr. Pfeifer was president of Diamond Green Lawn Care, Inc., providing lawn care and weed control services to both residential and commercial customers.

Undertakings, page 43

9.

Refer to prior comment 6.  As requested previously, include the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

The following Rule 430C undertaking is included in the amended registration statement on page 45:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (651) 454-2600 or Randall V. Brumbaugh, counsel for the Registrant, at (626) 335-7750.

Sincerely,

/s/ Brenda Pfeifer

Brenda Pfeifer

President

Attachments:

Form S-1 amendment 3, marked